News Release	NYSE-AMEX, TSX Symbol: NG

NovaGold Second Quarter Financial Results and Projects Update

July 13, 2010 - Vancouver, British Columbia - NovaGold Resources Inc. (NYSE-AMEX, TSX: NG) today announced the results of its second quarter ended May 31, 2010. Details of the Company’s financial results are described in the unaudited consolidated financial statements and Management’s Discussion and Analysis which, together with further details on each of the Company’s projects, including resource estimates, will be available on the Company’s website at www.novagold.net, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All amounts are in Canadian dollars unless otherwise stated.

NovaGold will host a conference call and webcast
Monday, July 19 at 1pm PST (4pm EST)
Toll-free 1-877-440-9795 or webcast at www.novagold.net

During the quarter the gold sector has experienced considerable volatility, with junior mining stocks fluctuating greatly on a daily basis. As a gold-focused development-stage company, NovaGold’s share price is affected significantly by the prevailing gold price. Global economics also affect the Company’s share price, and current concerns over European debt and the Euro are affecting stock markets worldwide. NovaGold’s share price is also affected by progress at the Company’s projects. Company news during the last quarter has been positive, with progress at Donlin Creek and Galore Creek and the completion of US$175 million in an equity financing. Information on recent developments, progress at the projects and the Company’s outlook is summarized below.

Description of business

NovaGold is a growth-focused precious metals company engaged in the exploration and development of mineral properties in Alaska, U.S.A. and British Columbia, Canada. The Company conducts its operations through wholly-owned subsidiaries, partnerships, limited liability companies and joint ventures. Since 1998, the Company has assembled a world-class portfolio of projects, with 50% interests in two of the world’s largest undeveloped gold and copper-gold projects, 100% of the Rock Creek gold project, 100% of the Ambler copper-zinc-gold-silver deposit and other exploration-stage properties. The Company is primarily focused on gold properties, some of which also have significant copper, silver and zinc resources. NovaGold has reduced some of the development risk at its two core projects by leveraging the construction and operating expertise of its senior operating partners. In addition, all of NovaGold’s current properties are located in Alaska and British Columbia, regions with low geopolitical risk that have a long history of mining, established permitting standards and governments supportive of resource development.

Approach to business

NovaGold’s corporate growth strategy has been to acquire or partner in properties with identified resources that have potential for further expansion. NovaGold leverages its exploration and development expertise to bring additional resources and value to shareholders. The Company also recognizes the value of strong partnerships and a strong team, and looks for opportunities to acquire or partner in new projects that can bring value to NovaGold shareholders.

Responsible mining and community collaboration continues to be a trademark of NovaGold’s business strategy at all of its projects. The Company has established a framework for sustainability reporting and in May 2010 published its first sustainability report which summarizes activities at its head office and project sites. NovaGold believes that long-lasting social and economic benefits can flow to the communities in which it operates. Through continuous collaboration with Alaskan Native and First Nation groups from the outset at each project, NovaGold considers the long-term impacts and benefits of operations for the stakeholders when developing its projects.

Recent developments

During the second quarter of 2010, NovaGold generated US$175.0 million in cash from a non-brokered equity offering. Two respected investors in the gold sector significantly increased their positions in the Company, with several investment funds managed by Paulson & Co. investing a total of US$100 million and Quantum Partners Ltd., a private investment fund managed by Soros Fund Management LLC, investing US$75 million. NovaGold is now financed to meet its existing obligations for the next two to three years, with the additional flexibility to consider other opportunities that could bring value to shareholders.

NovaGold announced development news from its two core properties during the second quarter. At the Donlin Creek project, the gold reserve for the project was increased by 4.3 million ounces (a 15% increase) and the Donlin Creek limited liability company (“Donlin Creek LLC”) completed preliminary studies to evaluate the potential of bringing a source of natural gas to the project. Using natural gas rather than diesel to generate on-site power has the potential to significantly reduce power costs, which represent approximately 25% of the projected total operating costs, and will also reduce the project’s environmental footprint. Donlin Creek LLC is continuing with the environmental and engineering work required to review the gasline option. If a decision is made to proceed with natural gas, Donlin Creek LLC will revise the feasibility study and mine plan based on the gasline option, with the expectation that permit applications will be filed by the end of 2011. Kevin Francis, P.Geo., Vice President Technical Services of NovaGold and a qualified person as defined by National Instrument 43-101, has reviewed and accepts responsibility for the above technical information relating to Donlin Creek.

At the Galore Creek project, the Galore Creek Mining Corporation (“GCMC”) has selected reputable engineering firms to assist with the completion of the pre-feasibility study for the Galore Creek copper-gold-silver project. GCMC has reviewed a number of optimization scenarios for the Galore Creek project with the objective of maximizing effective throughput and relocating project facilities to simplify construction and allow for potential future expansion. Based on these studies, GCMC has identified a preferred project design and has targeted completion of the pre-feasibility study for the first half of 2011. The pre-feasibility study will provide capital cost estimates, economic analysis using higher copper and gold prices than used in previous studies, as well as permitting, construction and production timelines.

NovaGold published its first sustainability report in May 2010 with the objective of providing an overview of its commitment and approach to sustainability and its goals for future years. The report demonstrates NovaGold’s commitment to responsible mining and transparent disclosure and will allow NovaGold to more effectively monitor progress as it strives for continuous improvement and best practices in responsible mining. NovaGold is actively reaching out to its community partners, shareholders and employees to encourage feedback and collaborative engagement.

The Company had several changes to its senior team with the departures of Don MacDonald, Senior Vice President and Chief Financial Officer and Greg Johnson, Vice President Strategic Development. Mr. MacDonald and Mr. Johnson provided years of strategic leadership that contributed greatly to NovaGold’s development. With the Company well financed and senior partnerships in place at its largest projects, Mr. MacDonald and Mr. Johnson are able to focus their skills and interests on new opportunities, and the Company wishes them well with their future endeavors.

The appointment in July of Dr. Marc Faber and Mr. Igor Levental to NovaGold’s Board of Directors brought additional experience and expertise to NovaGold’s Board. Dr. Faber has over 35 years of experience in the finance industry and is the Managing Director of Marc Faber Ltd., an investment advisory and fund management firm. He is an advisor to a number of private investment funds and serves as a Director of Ivanhoe Mines and Sprott Asset Management. Dr. Faber publishes a widely read monthly investment newsletter entitled The Gloom, Boom & Doom Report and is the author of several books including Tomorrow's Gold – Asia's Age of Discovery. A renowned commentator on global market trends and developments, he is also a regular contributor to several leading financial publications around the world, including Barron's, where he is a member of the Barron's Roundtable. Dr. Faber received his PhD in Economics magna cum laude from the University of Zurich.

Mr. Levental is President of the Electrum Group of Companies, a leading privately-owned mineral exploration and development group with strategic holdings in private and public precious metals companies, including NovaGold. Mr. Levental is a Director of Gabriel Resources Ltd., which is engaged in the development of major precious metals deposits in Romania; he is also a Director of Taung Gold Limited, a South African-based private gold exploration and development company. With more than 30 years of experience across a broad cross-section of the international mining industry, Mr. Levental has held senior positions with major mining companies including Homestake Mining Company and International Corona Corporation, where he played a major role in these companies’ corporate development and merger and acquisition activities. Mr. Levental is a Professional Engineer with a BSc in Chemical Engineering and an MBA from the University of Alberta.

Property review

Donlin Creek
Donlin Creek is one of the world’s largest known undeveloped gold deposits, with a feasibility study completed and pre-permitting activities underway. Donlin Creek is operated by Donlin Creek LLC, a limited liability company that is owned 50% by NovaGold and 50% by Barrick Gold U.S. Inc. (“Barrick”), a subsidiary of Barrick Gold Corporation. Located entirely on private, Alaskan Native-owned land, the 80,600 acre (32,600 hectare) property hosts a gold deposit currently estimated at 33.6 million ounces of proven and probable reserves averaging 2.2 grams per tonne gold, 4.3 million ounces of measured and indicated resources and an additional 4.4 million ounces of inferred resources. With estimated production of more than one million ounces of gold annually for approximately 25 years, Donlin Creek would be one of the world’s largest gold-producing mines. Donlin Creek LLC continues to review the mine plan in light of prevailing gold prices. Additional exploration potential remains in the Donlin Creek district.

For 2010, Donlin Creek LLC has approved a budget of approximately US$47 million, with US$13.6 million spent year to date. During the second quarter of 2010, expenditures at the Donlin Creek project totaled approximately US$8.9 million, with 50% contributed by NovaGold. The 2010 work program will complete the majority of the environmental and engineering studies required to review the natural gas pipeline option. If a decision is made to proceed with on-site power generation using natural gas, Donlin Creek LLC will work with reputable engineering firms to revise the project feasibility study, positioning the project to file permit applications by the end of 2011. Donlin Creek LLC will consult with stakeholders as the pipeline studies proceed and solicit feedback from local communities and its Alaskan Native partners as well as State and Federal regulatory agencies.

Due to the accounting rules under AcG-15 NovaGold continues to record its interest in the Donlin project as an equity investment, which results in all of NovaGold’s funding being recorded in the income statement as exploration expenses and any unspent funding to Donlin Creek LLC on the balance sheet on the equity investment line.

Galore Creek
Galore Creek, a large copper-gold-silver project located in northwestern British Columbia, is held by a partnership in which NovaGold and Teck Resources Limited (“Teck”) each own a 50% interest and is managed by GCMC. The 298,840 acre (118,900 hectare) property holds a large and good-grade undeveloped porphyry-related copper-gold-silver deposit. A resource estimate for the Galore Creek project totals measured and indicated resources of 8.9 billion pounds of copper, 7.3 million ounces of gold and 123 million ounces of silver, with additional inferred resources of 3.5 billion pounds of copper, 3.3 million ounces of gold and 61 million ounces of silver. GCMC has initiated a pre-feasibility study to provide updated capital and operating cost estimates based on an optimized mine plan and using higher copper and gold prices than in previous studies, with completion targeted for the first half of 2011.

The Canadian Federal and British Columbia Provincial Governments have pledged to build a high-capacity 287 kV transmission line (“NTL”) in northwestern British Columbia. The NTL has completed its public comment period with an overwhelmingly positive response, including support from the Tahltan First Nation. Based on the British Columbia Transmission Corporation website, construction of the NTL is expected to start in late 2010 with completion targeted for 2013. The NTL will provide a secure interconnection point for clean generation projects, reduce greenhouse gas emissions by enabling communities now relying on diesel generation to connect to the grid and supply clean electricity to support industrial and resource projects in the area, including the Galore Creek project.

GCMC has budgeted $20 million for 2010, with $3.5 million spent year to date. During the second quarter of 2010, expenditures at the Galore Creek project totaled approximately $2.1 million. Under the terms of the Galore Creek Partnership agreement, Teck is funding all costs for the project until it completes its earn-in obligations, and NovaGold expects to have no near-term funding obligations for the Galore Creek project. At May 31, 2010, the Galore Creek Partnership had cash of $1.8 million and Teck had approximately $25 million remaining in project contributions to earn its 50% interest in the project. Certain road construction equipment and facilities are being recovered and sold as the road progresses. The proceeds from the sales directly fund the project’s activities and do not reduce Teck’s required contributions.

Due to accounting rules under AcG-15 for Variable Interest Entity accounting, NovaGold continues to consolidate 100% of the activities of GCMC on the income statement and the Galore Creek asset and a non-controlling interest for Teck’s contributions on the balance sheet.

Rock Creek
NovaGold’s Nome Operations comprises three properties: Rock Creek, Big Hurrah and Nome Gold. The properties are located on the Seward Peninsula in Alaska, an area with historical gold production and well-maintained roads and infrastructure. The most advanced property is Rock Creek, which is substantially constructed and designed to produce approximately 100,000 ounces of gold annually, based on the existing 0.5 million ounces of probable gold reserves. Nome Operations also contains 1.9 million ounces of measured and indicated resources and 0.3 million ounces of inferred resources at the three properties. Rock Creek is currently in care and maintenance. NovaGold is working with a team of industry experts to assess the development options at Rock Creek to determine the best way to bring value from this project, with a decision expected in Q4-2010.

The Company has made significant improvements to its water management processes at the Rock Creek project. On July 2, 2009, Alaska Gold Company (“AGC”) received a Notice of Violation (“NOV”) from the Alaska Department of Environmental Conservation (“ADEC”). In the NOV, ADEC alleged that AGC violated the terms of its State Waste Management Permit at the Rock Creek mine by failing to comply with the water treatment and injection requirements of the mine’s Temporary Closure Plan. On October 6, 2009, AGC entered into a Compliance Order by Consent (“COBC”) with ADEC resolving the NOV. As part of the COBC, AGC treated, injected and applied water at an increased rate to reduce water levels behind the mine’s tailings storage facility (“TSF”) dam. On March 26, 2010, the Company notified ADEC that the water elevation in the mine’s TSF had been brought below 140 feet above sea level, an achievement required to terminate the COBC. On April 1, 2010, ADEC notified the Company of ADEC’s agreement that AGC had completed all required tasks under the COBC, and that the COBC was terminated effective April 2, 2010. AGC continues to inject water in accordance with the terms of its Waste Management Permit and the December 31, 2009, temporary Certificate of Approval to Operate a Dam (“COA”) issued by the Alaska Department of Natural Resources (“ADNR”).

On March 12, 2010, the Company received an Information Request from the U.S. Environmental Protection Agency (“EPA”) pursuant to federal Clean Water Act Section 308. The Information Request directed AGC to submit a storm water sampling plan for the mine to EPA and ADEC, to provide certain reports and information and to monitor storm water around the mine until December 31, 2010. The Company submitted its updated Storm Water Pollution Prevention Plan (“SWPPP”) to EPA and ADEC on February 22, 2010. The Company continues to implement its updated SWPPP and provide information to EPA and ADEC in accordance with the Information Request.

On December 31, 2009, AGC received a renewed temporary COA from ADNR. The COA authorizes AGC’s continued operation of the mine’s TSF dam. The current term of the renewed COA expires on November 24, 2011. The renewed COA contains conditions AGC must follow to ensure dam safety including the requirement to treat, inject and apply water to manage water levels behind the mine’s TSF dam. The renewed COA also requires that AGC notify ADNR by November 1, 2010 of AGC’s preliminary, future intentions concerning the mine site which may include (1) entering permanent closure, (2) requesting an extension of the temporary closure period or (3) re-opening the mine. The COA terminated an NOV that had been issued by ADNR in December 2008.

The Company worked diligently in 2009 to improve the project’s water management structures to ensure the project continues to meet its permit requirements and environmental responsibilities. The Company has budgeted US$19.1 million at Rock Creek for 2010, with US$10.2 million spent year to date. During the second quarter of 2010, expenditures at the Rock Creek project totaled approximately US$3.9 million. Work at the property is focused on water management and completing a detailed review to determine the best way to bring value from the project for the Company’s shareholders.

Ambler
On January 7, 2010, the Company purchased 100% of the Ambler project, which hosts the high-grade copper-zinc-gold-silver Arctic deposit. To complete the purchase, the Company issued 931,098 common shares with a market value of approximately US$5 million, with a commitment for future cash payments to the vendor of US$12 million each on January 2011 and January 2012. The vendor retained a 1% net smelter return royalty that the Company can purchase at any time for a one-time payment of US$10 million.

Ambler is an exploration-stage property located in Alaska comprising 90,614 acres of Federal patented and unpatented mining claims and State of Alaska mining claims, covering a major portion of the precious-metal-rich Ambler volcanogenic massive sulfide belt. A resource estimate for the Arctic deposit shows a 30 million tonne deposit grading 4% copper and 6% zinc for contained metal totaling indicated resources of 1.5 billion pounds of copper, 2.2 billion pounds of zinc, 450,000 ounces of gold, 32 million ounces of silver and 350 million pounds of lead, with additional inferred resources of 937 million pounds of copper, 1.3 billion pounds of zinc, 260,000 ounces of gold, 19 million ounces of silver and 210 million pounds of lead. NovaGold has a solid record of identifying exploration opportunities and bringing value to shareholders by expanding resources through exploration success. The Company feels there is excellent potential to expand the existing resources at the Arctic deposit and locate new high-quality resources in nearby areas, as well as identify new exploration targets in the district.

The Company has budgeted US$1.5 million at Ambler for 2010, with US$0.08 million spent year to date and expenditures of US$0.06 million during the second quarter of 2010. Work at the property is focused on initiating the environmental and engineering studies necessary to complete a pre-feasibility level study to assess project economics.

Other properties
The Company holds a portfolio of earlier-stage exploration projects that have not advanced to the resource definition stage. The Company also earns $1 to $3 million annually from the sale of sand, gravel and land and royalties from placer gold production, largely from its holdings around Nome, Alaska.

Results of operations

in thousands of Canadian dollars, except for per share amounts
	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	May 31, 2010	May 31, 2009	May 31, 2010	May 31, 2009
	$	$	$	$
Project care and maintenance	5,483	6,879	13,359	15,477
Exploration expense	5,238	4,403	7,945	10,795
Foreign exchange gain	(3,299)	(16,091)	(3,177)	(11,562)
General and administrative expenses	1,283	956	2,140	2,212
Interest and accretion	3,768	4,164	7,428	12,395
Salaries, severance and payroll taxes	2,926	1,045	4,201	2,160
Loss for the period after taxes	(15,753)	(4,769)	(34,470)	(33,252)
Basic and diluted loss per share	(0.07)	(0.03)	(0.17)	(0.21)

For the three-month period ended May 31, 2010, the Company reported a net loss of $15.8 million (or $0.07 basic and diluted loss per share) compared to a net loss of $4.8 million (or $0.03 basic and diluted loss per share) for the corresponding period in 2009. This variance is mainly due to the decrease in foreign exchange gain from $3.3 million in the three months ended May 31, 2010 to foreign exchange gain of $16.1 million in the same period in 2009. The is caused by the decrease in currency fluctuations in the second quarter of 2010 (CAD to USD foreign exchange rate at February 28, 2010: 1.0525 and May 31, 2010: 1.0435) compared to the second quarter of 2009 (foreign exchange rate at February 28, 2009: 1.2723 and May 31, 2009: 1.0917) that reduced the foreign exchange effect on the Company’s U.S. dollar-denominated liabilities. Also, salaries were $2.9 million in 2010 compared to $1.0 million in the same period in 2009, due primarily to severance payments relating to the departure of two senior executives during the three-month period ended May 31, 2010.

For the six-month period ended May 31, 2010, the Company reported a net loss of $34.5 million (or $0.17 basic and diluted loss per share) compared to a net loss of $33.3 million (or $0.21 basic and diluted loss per share) for the corresponding period in 2009. This variance is mainly due to the $11.6 million foreign exchange gain in the six months ended May 31, 2009 compared with a $3.2 million foreign exchange gain in 2010. This was offset by the decrease in interest and accretion for the six months ended May 31, 2010 of $7.4 million from $12.4 million in the same period in 2009. The decrease was due to the conversion of the bridge loan in 2009, resulting in no comparable charge in 2010.

Net revenue for the three-month period ended May 31, 2010 was $0.1 million compared to $0.3 million in the corresponding period in 2009. The decrease was primarily due to lower land and gravel sales.

Net revenue for the six-month period ended May 31, 2010 was $0.2 million compared to $0.8 million in the corresponding period in 2009. The decrease was primarily due to lower land and gravel sales for the six months ended May 31, 2010.

Expenses for the three-month period ended May 31, 2010 were $17.2 million compared to $9.1 million for the same period in 2009. This was primarily due to the large foreign exchange gain of $16.1 million the Company experienced during the 2009 second quarter compared to the $3.3 million foreign exchange gain for the same period in 2010. The reduction in gain in 2010 is mainly a result of the decrease in currency fluctuations between the Canadian dollar against the U.S. dollar during the second quarter of 2010 on U.S. dollar-denominated convertible notes and the Donlin Creek promissory note. There was also lower project care and maintenance in 2010 of $5.5 million compared with $6.9 million in 2009, mainly due to the level of activity required to manage spring break-up from higher snowfall levels during the 2008/2009 winter at Rock Creek. The Company recorded an expense of $1.1 million compared with $6.0 million for stock-based compensation during the same periods in 2010 and 2009, respectively.

Expenses for the six-month period ended May 31, 2010 were $36.8 million compared to $40.9 million for the same period in 2009. This was due mainly to the decrease in exploration expenditures at the Donlin Creek project, which incurred $7.9 million in the six months ended May 31, 2010 mainly for engineering studies, compared to $10.8 million in 2009 for work performed mainly on environmental studies. Further, the Company’s interest and accretion decreased to $7.4 million during the six months in 2010 from $12.4 million in 2009. The decrease in interest and accretion is due to the conversion of the bridge loan in early 2009 which resulted in no comparable charge in 2010.

For the three-month period ended May 31, 2010, the Company recorded a future income tax recovery of $0.3 million, which resulted mainly from exploration expenditures incurred in Canada and the benefit of an income tax reduction on long-term tax rates in British Columbia.

Outlook

At May 31, 2010, the Company had consolidated cash and cash equivalents of $175.5 million and working capital of $158 million. Of this cash amount, $1.8 million was held by GCMC for Galore Creek related activities.

The Company’s material projects are Donlin Creek and Galore Creek. The Company’s share of the Donlin Creek 2010 budget is approximately US$14 million, part of which will be incurred for permitting activities at the project. During the second quarter of 2010, Donlin Creek approved a supplemental budget of US$18.7 million (the Company’s share: US$ 9.4 million) to complete the majority of the environmental and engineering studies required to review the natural gas pipeline option. The budget for care and maintenance and optimization studies for 2010 at the Galore Creek project is $8 million, with a supplementary 2010 budget of $12 million for the pre-feasibility study. Under the partnership agreement, Teck is funding 100% of these costs and the Company is not required to fund any project costs until Teck has completed its financial earn-in at the project. The Rock Creek project is in care and maintenance with a 2010 budget of approximately US$19.1 million. The Company is completing a detailed review process to evaluate the best way to bring value from this project. The Company has also budgeted US$1.5 million in 2010 for environmental and engineering studies at its Ambler project.

On June 23, 2010, the Company entered into an option agreement with Marifil Mines Ltd. (“Marifil”) and its subsidiary company that enables the Company to earn up to a 70% interest in Marifil’s San Roque Project in Rio Negro Province, Argentina. The project consists of eleven claims totaling 70,046 hectares. Under the terms of the agreement, NovaGold has an option to acquire a 49% interest by spending US$3 million on the project during the first two years of the agreement and paying Marifil US$0.1 million per year. After earning its 49% interest, NovaGold can earn an additional 2% interest by committing to a Phase 2 program. During the Phase 2 program NovaGold would spend an additional US$6,000,000 over three years and pay Marifil US$0.1 million per year to earn an additional 19% interest, bringing its total interest to 70%. All further expenditures would be shared 70% NovaGold and 30% Marifil. NovaGold has budgeted US$0.9 million for exploration work on this project for 2010.

# # #

About NovaGold

NovaGold is a growth-focused precious metals company engaged in the exploration and development of gold and copper-gold properties in Alaska, USA, and British Columbia, Canada. NovaGold offers superior leverage to gold with one of the largest reserve/resource bases of any junior or mid-tier gold company. NovaGold has a strong track record of expanding deposits through exploration success and forging collaborative partnerships, both with local communities and with major mining companies. The Donlin Creek project in Alaska, one of the world’s largest undeveloped gold deposits, is held by a limited liability company owned equally by NovaGold and Barrick Gold U.S. Inc. The Galore Creek project in British Columbia, a large copper-gold-silver deposit, is held by a partnership owned equally by NovaGold and Teck Resources Limited. NovaGold also owns a 100% interest in the Rock Creek gold deposit in Nome, Alaska, and in the Ambler copper-zinc-gold-silver exploration-stage deposit in northern Alaska. NovaGold trades on the TSX and NYSE-AMEX under the symbol NG. More information is available at www.novagold.net or by emailing info@novagold.net.

NovaGold Contact

Rhylin Bailie
Director, Corporate & Investor Relations

604-669-6227 or 1-866-669-6227

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, plans for and intentions with respect to the company’s use of proceeds from the sale of Securities and NovaGold’s future operating or financial performance, are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold and Teck Resources in the exploration and development of the Donlin Creek and Galore Creek properties; uncertainty as to the completion of the purchase of a 100% interest in the Ambler property; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases; fluctuations in metal prices and currency exchange rates; the outcome of litigation pending against the company; and other risk and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2008, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change.

Cautionary Note Regarding Reserve and Resource Estimates

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this press release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

NovaGold Resources Inc.
Proven and Probable Reserves, Measured, Indicated and Inferred Resources for Gold (Au), Silver (Ag), Copper (Cu), Zinc (Zn) and Lead (Pb)
As at June 1, 2010

Reserves
Property	Reserve Category	Tonnes Millions	In Situ Grade					Total Contained Metal					NovaGold Share Net After Earn-Ins
% Ownership			Au g/t	Ag g/t	Cu %	Zn %	Pb %	Moz Au	Moz Ag	Mlbs Cu	Mlbs Zn	Mlbs Pb	Moz Au	Moz Ag	Moz AuEq	Mlbs Cu	Mlbs Zn	Mlbs Pb

Donlin Creek (1) approximately 0.74 g/t Au Cutoff 50% Ownership - 50% Owned by Barrick Gold U.S. Inc.	Proven	7.0	2.46					0.55					0.28		0.28
	Probable	460.7	2.23					33.04					16.52		16.52
	Total P&P	467.7	2.23					33.59					16.80		16.80

Rock Creek (2) 0.6 g/t Au Cutoff	Proven
100% Ownership	Probable	7.8	1.30					0.32					0.32		0.32

Big Hurrah (2) 1.33 g/t Au Cutoff	Proven
100% Ownership	Probable	1.2	4.82					0.19					0.19		0.19

Total Proven Reserves		7.0	2.46					0.55					0.28		0.28
Total Probable Reserves		469.7	2.22					33.55					17.03		17.03
Total Proven and Probable Reserves		476.7	2.23					34.10					17.31		17.31

Resources (exclusive of Reserves)
Property	Resource Category	Tonnes Millions	In Situ Grade					Total Contained Metal					NovaGold Share Net After Earn-Ins
% Ownership			Au g/t	Ag g/t	Cu %	Zn %	Pb %	Moz Au	Moz Ag	Mlbs Cu	Mlbs Zn	Mlbs Pb	Moz Au	Moz Ag	Moz AuEq	Mlbs Cu	Mlbs Zn	Mlbs Pb

Donlin Creek (3)(4) approximately 0.74 g/t Au Cutoff 50% Ownership - 50% Owned by Barrick Gold U.S. Inc.	Measured	0.2	6.61					0.04					0.02		0.02
	Indicated	39.6	3.34					4.25					2.13		2.13
	Total M&I	39.8	3.36					4.29					2.15		2.15

	Inferred	58.4	2.35					4.41					2.21		2.21

Galore Creek (3)(5) 0.21% CuEq Cutoff 50% Ownership - 50% Owned by Teck Resources Limited	Measured	4.7	0.37	4.41	0.52			0.06	0.67	54.1			0.03	0.34	0.04	27.0
	Indicated	781.0	0.29	4.88	0.52			7.21	122.42	8,872.3			3.61	61.21	4.83	4,436.1
	Total M&I	785.7	0.29	4.87	0.52			7.27	123.09	8,926.3			3.64	61.55	4.87	4,463.2

	Inferred	357.7	0.18	3.69	0.36			2.06	42.49	2,858.3			1.03	21.24	1.45	1,429.1

Copper Canyon (3)(6) 0.6% CuEq Cutoff 60% Ownership - NovaGold interest held in trust for the Galore Creek Partnership	Inferred	53.7	0.73	10.60	0.50			1.26	18.36	592.0			0.76	11.02	0.98	355.2

	Total Inferred	411.4	0.25	4.60	0.38			3.32	60.85	3,450.3			1.78	32.26	2.43	1,784.3

Rock Creek (3)(7) 0.6 g/t Au Cutoff	Measured
100% Ownership	Indicated	7.7	1.21					0.29					0.29		0.29
	Total M&I	7.7	1.21					0.29					0.29		0.29

	Inferred	0.6	1.09					0.02					0.02		0.02

Big Hurrah (3)(8) 1.0 g/t Au Cutoff	Measured
100% Ownership	Indicated	0.9	2.68					0.08					0.08		0.08
	Total M&I	0.9	2.68					0.08					0.08		0.08

	Inferred	0.2	2.97					0.02					0.02		0.02

Ambler (3)(9) $100 Gross Metal Value / Tonne Cutoff	Measured
100% Ownership	Indicated	16.8	0.83	59.63	4.14	6.03	0.94	0.45	32.29	1,538.2	2,237.1	350.3	0.45	32.29	1.10	1,538.2	2,237.1	350.3
	Total M&I	16.8	0.83	59.63	4.14	6.03	0.94	0.45	32.29	1,538.2	2,237.1	350.3	0.45	32.29	1.10	1,538.2	2,237.1	350.3

	Inferred	11.9	0.67	48.37	3.56	4.99	0.80	0.26	18.57	936.9	1,313.1	210.0	0.26	18.57	0.63	936.9	1,313.1	210.0

		m3
		Millions	g/m3
Nome Gold (3)(10) 0.20 g/m3 Au Cutoff	Measured	79.1	0.32					0.80					0.80		0.80
100% Ownership	Indicated	83.8	0.28					0.76					0.76		0.76
	Total M&I	162.9	0.30					1.56					1.56		1.56

	Inferred	30.6	0.27					0.25					0.25		0.25

Total Proven & Probable Reserves Contained Metal								34.10					17.31		17.31
Total Measured & Indicated Contained Metal (exclusive of Reserves)								13.94	155.38	10,464.6	2,237.1	350.3	8.16	93.83	10.05	6,001.4	2,237.1	350.3
Total Inferred Contained Metal								8.28	79.42	4,387.2	1,313.1	210.0	4.54	50.84	5.56	2,721.3	1,313.1	210.0

Notes:

1.	These reserve and resource estimates have been prepared in accordance with NI 43-101 and the CIM Definition Standards. See “Cautionary Note – Reserve and Resource Estimates”.

2.	See numbered footnotes below on reserve and resource information. Reserves and resources shown in the right-hand columns are reported as net values to NovaGold.

3.	AuEq - gold equivalent is calculated using gold and silver in the ratio of gold + silver ÷ (US$847 Au ÷ US$17 Ag), 2007–2009 average metal prices.

4.	Sums may not agree due to rounding.

Reserve and Resource Footnotes:

(1)

The basis for the cut-off grade was an assumed gold price of US$825/oz. The reserve and resource estimates for Donlin Creek are based on the technical report titled “Donlin Creek Gold Project, Alaska, USA, NI 43-101 Technical Report” dated April 1, 2009, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(2)

The basis for the cut-off grade was an assumed gold price of US$500/oz. The reserve estimates for Rock Creek and Big Hurrah are based on the technical report titled “Technical Report, Rock Creek and Big Hurrah Project” dated February 21, 2008, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(3)

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred resources are in addition to measured and indicated resources. Inferred resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. See “Cautionary Notes – Reserve and Resource Estimates”.

(4)

A variable cut-off grade has been estimated based on recent estimates of mining costs, processing costs (dependent upon sulfur content), selling costs and royalties. Resources are constrained within a Lerchs-Grossman (LG) open-pit shell using the long-term metal price assumption of US$900/oz of gold. Assumptions for the LG shell included pit slopes variable by sector and pit area: mining cost is variable with depth, averaging US$2.08/t mined; process cost is calculated as the percent sulfur grade x US$2.7948 + US$12.82; general and administrative costs, gold selling cost and sustaining capital are reflected on a per tonne basis. Based on metallurgical testing, gold recovery is assumed to be 89.5%. The reserve and resource estimates for Donlin Creek are based on the technical report titled “Donlin Creek Gold Project, Alaska, USA, NI 43-101 Technical Report” dated April 1, 2009, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(5)

The copper-equivalent grade was calculated as follows: CuEq = Recoverable Revenue ÷ 2204.62 ÷ US$1.55 ÷ Cu Recovery. Where: CuEq = Copper equivalent grade; Recoverable Revenue = Revenue in U.S. dollars for recoverable copper, recoverable gold, and recoverable silver using metal prices of Cu US$/lb = 1.550, Au US$/oz = 650, Ag US$/oz = 11. Cu Recovery = Recovery for copper based on mineral zone and total copper grade. The cut-off grade is based on assumptions of offsite concentrate and smelter charges and onsite plant recovery and is used for break-even mill feed/waste selection. The resource estimate for Galore Creek is based on the technical report titled “Galore Creek Property NI 43-101 Technical Report” dated January 25, 2008, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(6)

The copper equivalent grade was calculated as follows: CuEq = Recoverable Revenue ÷ 2204.62 * 100 ÷ 1.55. Where: CuEq = Copper equivalent grade; Recoverable Reserves = Revenue in US dollars for recoverable copper, recoverable gold and recoverable silver using metal prices of US$1.55/lb, US$650/oz, and US$11/oz for copper, gold, and silver, respectively; Cu Recovery = 100% The resource estimate for Copper Canyon was updated in May 2010 by Erin Workman, P.Geo. and an employee of NovaGold Resources Inc., and has not been publicly released.

(7)

The basis for the cut-off grade was an assumed gold price of US$950/oz. The resource estimate for Rock Creek was completed by Kevin Francis, P.Geo., a qualified person as defined by NI 43-101 and an employee of the Company. This resource estimate was disclosed in a NovaGold press release dated April 15, 2009, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(8)

The basis for the cut-off grade was an assumed gold price of US$500/oz. The resource estimate for Big Hurrah is based on the technical report titled “Technical Report, Rock Creek and Big Hurrah Project” dated February 21, 2008, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(9)

US$100 gross metal value/tonne cutoff. Gross metal value was calculated based on metal prices of Cu US$2.25/lb, Zn US$1.05/lb, Au US$525/oz, Ag US$9.5/oz and Pb US$0.55/lb applied to each individual grade. The gross metal value is equal to the sum of each grade multiplied by the value of the metal unit. No metallurgical recovery has been applied. The resource estimate for the Arctic deposit is based on the technical report titled “NI 43-101 Technical Report on Resources, Ambler Project, Arctic Deposit” dated February 12, 2008 with an effective date of January 31, 2008, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(10)

Nome Gold resource is an alluvial deposit, which is reported in cubic meters rather than tonnes, and grams/cubic meter rather than grams/tonne. 85,000 ounces contained within the reported resources may be subject to a royalty. The resource estimate for Nome Gold is based on the technical report titled “Technical Report, Nome Placer Property” dated September 12, 2006, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.